Exhibit 99.1

Pembina Pipeline Corporation Announces 2017 Capital Program of $1.9 Billion and Alberta Government Royalty Credit Award

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to earnings before interest, taxes, depreciation and amortization ("EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Dec. 5, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved a capital program of approximately $1.9 billion for 2017 that primarily focuses on the completion of the Company's multi-year growth projects and long-term value creation.

"2017 will be transformational for Pembina, as our capital program is largely directed towards completing approximately $4 billion in capital projects, the majority of which will be coming into service and contributing to cash flow by the middle of the year," said Mick Dilger, Pembina's President and Chief Executive Officer. "All in, the completion of these capital projects will further support our target of 80 percent fee-for-service contribution to EBITDA in 2018. A substantial portion of these fee-for-service arrangements are very low-risk, being either take-or-pay or cost-of-service, which will further confidence in our long-term dividend growth outlook."

Based on the approximately $1.3 billion of major assets placed into service in 2016 and the approximately $4 billion of projects to be completed in 2017, Pembina expects to generate an incremental $600 million to $950 million of EBITDA in 2018. This range is dependent upon utilization rates and commodity prices, with the lower ends representative of take-or-pay EBITDA.

"We expect our 2017 results to benefit from the hard work our teams put into safely completing such a large capital program during the year," continued Mr. Dilger. "2017 will be another busy year for us, especially the first six months, as we focus on on-time and on-budget delivery of essentially all of our remaining secured capital. We are better prepared than ever to not only operate these new assets, but also pursue new growth opportunities as a result of the in-house expertise and process enhancements we have developed over the past several years."

The Company expects 2016 capital expenditures to be $1.9 billion in 2016, lower than the original budget of $2.1 billion as a result of capital moving into 2017 due to revised project construction timelines for Pembina's multi-year projects and cost savings, offset by the addition of new multi-year projects that the Company secured during 2016.

Pembina's 2017 capital spending plan is expected to be allocated as follows:

($ millions)	2017 Budget
Conventional Pipelines	$1,140
Midstream	$540
Gas Services	$165
Oil Sands and Heavy Oil	$25
Other	$10
Total	$1,880

Conventional Pipelines

Pembina plans to spend approximately $1,140 million in its Conventional Pipelines business next year, 61 percent of its overall 2017 capital spending plan.

Pembina will allocate the majority of capital spending within its Conventional Pipelines business to completing the Phase III expansion of the Company's Peace and Northern Pipeline systems ("Phase III Expansion"). In 2016, Pembina began construction on the new 24-inch and 16-inch pipelines in the Fox Creek to Namao, Alberta, corridor and completed other segments of the overall expansion program. Pembina expects to place the Phase III Expansion into service in mid-2017, which will bring capacity between Fox Creek and Namao to approximately 1.2 million barrels per day ("bpd"), and be readily expandable to 1.5 million bpd (through the addition of pump stations).

Pembina is also developing numerous pipeline laterals and associated infrastructure to support the Phase III Expansion, including a large-scale pipeline expansion in northeast British Columbia ("B.C.") (the "NEBC Expansion") and a lateral in the Altares area of B.C. (the "Altares Lateral") which will feed into the NEBC Expansion. These projects will connect the growing Montney resource play into the Phase III Expansion and have expected in service dates of late 2017, subject to regulatory approval.

Overall, with in its Conventional Pipelines business, Pembina has secured 777,000 bpd of long-term, firm-service contracts for the transportation of crude oil, condensate and natural gas liquids ("NGL"), once it places the expansions noted above into service.

Midstream

Pembina continues to direct the majority of capital spending in Midstream towards initiatives that are supported by long-term, fee-for-service contracts. For 2017, Pembina expects to spend capital of $540 million, or 29 percent of the overall budget, in its Midstream business.

In Pembina's NGL Midstream business, the Company expects to spend $260 million in 2017, which will largely be directed towards a number of initiatives at its Redwater site. Pembina expects to commission its third fractionator, a 55,000 bpd facility ("RFS III") in the third quarter of 2017 and continues to develop terminalling infrastructure for the North West Redwater Partnership, which it expects to place into service throughout the coming year.

With the completion of RFS III, Pembina will have nearly tripled its fractionation capacity in the Redwater area since 2012 and will become the largest fractionation facility in Canada.

Additional capital will be spent in the NGL Midstream segment on various upgrades across Redwater West, including the proposed cogeneration facility, incremental caverns and an expansion to the rail yard which will support the growing operations of Pembina's Redwater complex, and Empress East systems.

In Crude Oil Midstream, Pembina expects to spend $280 million to expand its current service offerings and enhance the interconnectivity of its infrastructure. This includes plans to complete the Canadian Diluent Hub ("CDH") in mid-2017 to handle growing diluent supply and align with the in-service date of the Phase III Expansion and cost-effectively connect it to local third-party diluent infrastructure. Pembina is also pursuing several new initiatives to further support operations at the Company's Edmonton North Terminal  ("ENT"). The focus of the various projects at the site will be to handle increased volumes from the Phase III Expansion, better leverage existing underutilized infrastructure, increase delivery points and enhance the connectivity of ENT. The program will be developed in a number of different phases and will be placed into service throughout 2017.

Gas Services

Pembina plans to allocate approximately $165 million, or 9 percent, of its 2017 capital budget to new facilities within Gas Services. This includes the 100 million cubic feet per day ("MMcf/d") (gross) Duvernay I gas plant and supporting infrastructure (the "Field Hub"). Pembina anticipates bringing Duvernay I and the Field Hub into service late in the fourth quarter of 2017, subject to regulatory approval.

Once Duvernay I is in service, Pembina expects Gas Services' processing capacity to reach approximately 1.8 billion cubic feet per day ("bcf/d"), including deep cut capacity of approximately 1.1 bcf/d, and total capacity across the Company to reach approximately 4.2 bcf/d. The volumes from Pembina's existing Gas Services assets and those under development will be processed largely on a contracted, fee-for-service basis and result in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Oil Sands and Heavy Oil

Pembina plans to allocate approximately $25 million, or approximately 1 percent, of its 2017 capital budget to Oil Sands and Heavy Oil, the majority of which will be directed towards system enhancements which will be added into the rate base of the associated pipeline system.

Capital Summary

During 2016, Pembina continued the strong momentum of executing its growth plans, bringing approximately $1.3 billion of assets into service, including its second fractionator at its Redwater site, an expansion to the Horizon Pipeline, two new gas services facilities (Musreau III and the Resthaven Expansion), as well as additional value-add infrastructure. The Company also completed an acquisition of new gas services infrastructure in one of its core areas and began pursuing longer-term growth opportunities.

The Company's growth plan going into 2017 is underpinned by a strong financial position. Pembina was particularly successful over the past year in accessing both the debt and equity markets, having raised $420 million in preferred shares, $345 million in common equity, $450 million in proceeds from the Dividend Reinvestment Plan ("DRIP"), and $500 million of senior unsecured medium-term notes during 2016. This track record of successful financings, along with the Company's $2.5 billion credit facility, provides confidence there will be ample liquidity to fund the 2017 capital spending plan.

"As we work towards completing the approximately $4 billion of capital projects we have underway and embark on our 2017 capital spending plan, I have a high degree of confidence given our track record of delivering projects on time and on budget," added Mr. Dilger. "Further, I'm encouraged by the strong operational, financial, commercial and safety performance we experienced this past year, during a particularly trying time in our industry. We are nearing the end of the most capital-intensive period of Pembina's history and are looking forward to beginning to operate these assets and realizing the associated incremental cash flows, which will ultimately contribute to growing shareholder value."

New Developments

Pembina and its partner are very pleased to announce that they have been selected as the recipient of $300 million in royalty credits under the Government of Alberta's Petrochemicals Diversification Program for its previously announced proposed propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility" or the "Project"). The Petrochemicals Diversification Program received 16 applications locally and from across the globe, representing more than $20 billion in potential new investment interest in Alberta's petrochemicals industry. Each application was evaluated as part of a competitive process to ensure the proposed project is economically viable, meets Alberta's strict environmental performance conditions, and demonstrates the best overall benefits to Alberta. The award is designed to help create jobs, attract investment and diversify Alberta's economy by providing royalty credits once approved projects are completed and feedstock consumption begins.

Pembina expects to construct the PDH and PP Facility on lands already owned by Pembina in Sturgeon County in Alberta's Industrial Heartland, in close proximity to the Company's Redwater Fractionation complex. The land is currently zoned for industrial development and is well-connected via rail. The project is expected to consume approximately 22,000 barrels per day of propane, and is expected to cost $3.8 to $4.2 billion (gross). The PDH and PP Facility, which could be in-service by 2021, remains subject to Pembina and its partner making a positive final investment decision, as well as regulatory, environmental and Pembina's and its partner's Board approval.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2017 capital spending plan for each of its business units; anticipated EBITDA and financial performance resulting from Pembina's capital expenditures; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; and expectations regarding domestic and international supply and demand factors and pricing for oil, natural gas and NGLs. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels, and domestic and international supply and demand levels; the success of Pembina's operations; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support, that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected, that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner, that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the continuation of completion of third-party projects; the failure to realize anticipated benefits of growth projects and acquisitions following completion due to integration issues or otherwise; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; unforeseen events preventing the completion of growth projects or rendering them uneconomical to Pembina; reduced amounts of cash available for dividends to shareholders; increased construction costs, or construction delays, on Pembina's expansion and growth projects; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the planned capital projects. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is a non-GAAP measure. Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investor and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate this non-GAAP measure differently. Investors should be cautioned that this measure should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Hayley Mckenzie / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 13:48e 05-DEC-16